Exhibit 99.7

CERTIFICATIONS

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Nutrien Ltd. (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on Form 40-F for the year ended December 31, 2021 (the “Form 40-F”), of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2022

By:	/s/ Ken Seitz
Ken Seitz
Interim President and Chief Executive Officer

Date: February 25, 2022

By:	/s/ Pedro Farah
Pedro Farah
Executive Vice President and Chief Financial Officer